UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Research Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

761025 105

(CUSIP Number)

Peter Derycz

c/o Research Solutions, Inc.

5435 Balboa Blvd., Suite 202

Encino, California 91316

(310) 477-0354

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 5)

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761025 105		Page 2 of 5

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter Derycz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,613,713
	8	SHARED VOTING POWER 419,620
	9	SOLE DISPOSITIVE POWER 3,613,713
	10	SHARED DISPOSITIVE POWER 419,620
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,033,333
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6% (1)
14		TYPE OF REPORTING PERSON* IN

(1) Based on a total of 17,083,437 shares of our common stock outstanding as of September 6, 2013.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Research Solutions, Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 5435 Balboa Boulevard, Suite 202, Encino, California 91316.

Item 2. Identity and Background.

This statement is being filed by Peter Derycz, a citizen of the United States of America (the “Reporting Person”). The Reporting Person serves as the Chief Executive Officer, President and Chairman of the Board of Directors of the Company. The Reporting Person’s business address is c/o Research Solutions, Inc., 5435 Balboa Boulevard, Suite 202, Encino, California 91316.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 18, 2008, the Company filed a registration statement on Form 8-A registering the Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The beneficial ownership of Common Stock reported in this Schedule 13D by the Reporting Person is based on the Reporting Person’s ownership of Common Stock as of September 6, 2013.

The Reporting person acquired 4,000,000 of the Shares upon the formation of the Company. On January 10, 2011, the reporting person gifted 400,000 of the Shares to his spouse and 4,905 of the Shares to each of his four children. The Reporting Person acquired 33,333 of the Shares pursuant to an award under the Company’s 2007 Equity Compensation Plan, as amended, on September 6, 2013.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Person as an investment. The Reporting Person disclaims any membership in a group relating to the Company.

The Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of September 6, 2013, the Reporting Person beneficially owned 4,033,333 shares of Common Stock (the “Shares”), including 400,000 shares of Common Stock held by the Reporting Person’s spouse, and 4,905 shares of Common Stock held by each of the Reporting Person’s four children. Since 17,083,437 shares of Common Stock were outstanding as of September 6, 2013, the Shares constitute approximately 23.6% of the shares of Common Stock issued and outstanding.

The Reporting Person has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, 3,613,713 of the Shares. The Reporting Person shares the power to vote or direct the vote of, and to dispose of or direct the disposition of, 419,620 of the Shares with his spouse, Sandrine Derycz.

Mrs. Derycz, a citizen of the United States of America, is a housewife and her business address is c/o Peter Derycz, Research Solutions, Inc., 5435 Balboa Boulevard, Suite 202, Encino, CA 91316. During the last five years, Mrs. Derycz has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: September 16, 2013	/s/ Peter Derycz
Peter Derycz

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